Exhibit 99.1

May 10, 2011

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI51-102”), we advise of the results of the voting on the matters submitted to the annual general and special meeting (“Meeting”) of the shareholders (“Shareholders”) of New Gold Inc. (“Company”) held on May 4, 2011 in Toronto, Ontario.  At the Meeting, Shareholders were asked to consider certain annual and special meeting matters.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Approval of Board Size Resolution

By a vote by show of hands, the setting of the number of directors of the Company at eight was approved.

Item 2: Election of Directors

Each of the eight nominees in the Company’s management information circular dated March 31, 2011 (“Circular”) were elected as directors of the Company by a majority vote cast by ballot.  The Company’s Shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes			Percentage of Votes Cast
	in Favour	Against	Withheld	in Favour	Against	Withheld
James Estey	227,201,080	0	32,107,051	87.62%	0.00%	12.38%
Robert Gallagher	252,050,015	0	7,258,116	97.20%	0.00%	2.80%
Vahan Kololian	258,806,174	0	501,957	99.81%	0.00%	0.19%
Martyn Konig	257,079,521	0	2,228,610	99.14%	0.00%	0.86%
Pierre Lassonde	258,834,551	0	473,580	99.82%	0.00%	0.18%
Craig Nelsen	258,937,344	0	370,787	99.86%	0.00%	0.14%
Randall Oliphant	251,880,017	0	7,428,114	97.14%	0.00%	2.86%
Raymond Threlkeld	223,660,614	0	35,647,517	86.25%	0.00%	13.75%

Item 3: Approval of the new 2011 Stock Option Plan

By a vote by way of show of hands, the Company’s new 2011 Stock Option Plan, as more particularly described in the Circular was approved.

Item 4: Appointment of Auditors

By a vote by way of show of hands, Deloitte & Touche LLP were appointed as the auditors of the Company to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.

New Gold Inc.

/s/ Susan Toews

Susan Toews
Vice President Legal Affairs